Exhibit 99.15

December 12, 2018

To:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re:	Notice of Change of Auditor of Millennial Esports Corp. (the “Company”)

We have reviewed the information contained in the Change of Auditor Notice of the Company dated November 26, 2018 (the “Notice”), delivered to us pursuant to National Instrument 51-102 — Continuous Disclosure Obligations.

Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to MNP LLP.

Yours very truly,

UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants